SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                (Amendment No. 3)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 PXRE GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G73018106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                          Attention: Craig Fisher, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 7, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z PXRE Holdings, LLC
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00 - Contributions from Partners
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
============================================ ======= ==================================================================
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             4,381,897 (1)
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER


-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     4,381,897 (1)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER


--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,874,680 (2)
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                           [X]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.6%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- -------------------------------------------------------------------------------------------------------------
(1)  Assumes conversion of all Class A Convertible Common Shares, par value
     $1.00 per share ("Convertible Common Shares"), held by CapZ PXRE Holdings,
     LLC ("Holdings") to Common Shares, par value $1.00 per share ("Common
     Shares"), on a one-for-one basis.

(2)  Does not include Common Shares issuable upon exchange of 19,894 and 106
     Series D Perpetual Non-Voting Preferred Shares, par value $1.00 per share
     (the "Series D Preferred Shares"), held by Holdings and CapZ PXRE Holdings
     Private, LLC ("Holdings Private"). See Items 5 and 6. Includes 2,456,943
     Common Shares, par value $1.00 per share ("Common Shares") issuable upon conversion of 3,151 and 16 Series A Convertible Voting Preferred Shares, par value $1.00 per share (the "Series A Preferred Shares") held by Capital
     Z Financial Services Fund II, L.P. ("Fund II") and Capital Z Financial
     Services Private Fund II, L.P. ("Private Fund II"), respectively, and
     4,405,238 Common Shares issuable upon conversion of an equal number of Convertible Common Shares, held by Holdings and Holdings Private. Assumes conversion of all Series A Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $12.89 per share.


                                       2

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z PXRE Holdings Private, LLC
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00 - Contributions from Partners
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
============================================ ======= ==================================================================
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             23,341 (1)
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER


-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     23,341 (1)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER


--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,874,680 (2)
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                           [X]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.6%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- -------------------------------------------------------------------------------------------------------------
(1)  Assumes conversion of all Convertible Common Shares held by Holdings
     Private to Common Shares on a one-for-one basis.

(2)  Does not include Common Shares issuable upon exchange of 19,894 and 106
     Series D Perpetual Non-Voting Preferred Shares, par value $1.00 per share
     (the "Series D Preferred Shares"), held by Holdings and Holdings Private.
     See Items 5 and 6. Includes 2,456,943 Common Shares issuable upon conversion of 3,151 and 16 Series A Preferred Shares held by Fund II and
     Private Fund II, respectively, and 4,405,238 Common Shares issuable upon conversion of an equal number of Convertible Common Shares, held by Holdings and Holdings Private. Assumes conversion of all Series A Preferred
     Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $12.89 per share.


                                       3

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Financial Services Fund II, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00 - Contributions from Partners
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
============================================ ======= ==================================================================
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             2,444,531 (1)
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     4,381,897 (2)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     2,444,531 (1)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     4,381,897 (2)
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,874,680 (3)
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                           [X]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.6%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------
(1)  Assumes conversion of 3,151 Series A Preferred Shares held by Fund II to
     Common Shares at a conversion price of $12.89 per share.

(2) Assumes conversion of all Convertible Common Shares held by Holdings to Common Shares on a one-for-one basis.

(3)  Does not include Common Shares issuable upon exchange of 19,894 and 106
     Series D Preferred Shares, held by Holdings and Holdings Private. See Items
     5 and 6. Includes 2,456,943 Common Shares issuable upon conversion of 3,151 and 16 Series A Preferred Shares held by Fund II and Private Fund II, respectively, and 4,405,238 Common Shares issuable upon conversion of an equal number of Convertible Common Shares, held by Holdings and Holdings
     Private. Assumes conversion of all Series A Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $12.89 per share.


                                       4

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Financial Services Private Fund II, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00 - Contributions from Partners
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             12,413 (1)
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     23,341 (2)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     12,413 (1)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     23,341 (2)
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,874,680 (3)
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                           [X]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.6%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------
(1)  Assumes conversion of 16 Series A Preferred Shares held by Private Fund II to Common Shares at a conversion price of $12.89 per share.

(2)  Assumes conversion of all Convertible Common Shares held by Holdings
     Private to Common Shares on a one-for-one basis.

(3)  Does not include Common Shares issuable upon exchange of 19,894 and 106
     Series D Preferred Shares, held by Holdings and Holdings Private. See Items
     5 and 6. Includes 2,456,943 Common Shares issuable upon conversion of 3,151 and 16 Series A Preferred Shares held by Fund II and Private Fund II, respectively, and 4,405,238 Common Shares issuable upon conversion of an equal number of Convertible Common Shares, held by Holdings and Holdings
     Private. Assumes conversion of all Series A Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $12.89 per share.


                                       5

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Partners, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,862,181 (1)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,862,181 (1)
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,874,680 (1)
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                           [X]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.6%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

(1)  Does not include Common Shares issuable upon exchange of 19,894 and 106
     Series D Preferred Shares, held by Holdings and Holdings Private. See Items
     5 and 6. Includes 2,456,943 Common Shares issuable upon conversion of 3,151 and 16 Series A Preferred Shares held by Fund II and Private Fund II, respectively, and 4,405,238 Common Shares issuable upon conversion of an equal number of Convertible Common Shares, held by Holdings and Holdings
     Private. Assumes conversion of all Series A Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $12.89 per share.


                                       6

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Partners, Ltd.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,862,181 (1)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,862,181 (1)
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,874,680 (1)
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                           [X]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.6%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------------

(1)  Does not include Common Shares issuable upon exchange of 19,894 and 106
     Series D Preferred Shares, held by Holdings and Holdings Private. See Items
     5 and 6. Includes 2,456,943 Common Shares issuable upon conversion of 3,151 and 16 Series A Preferred Shares held by Fund II and Private Fund II, respectively, and 4,405,238 Common Shares issuable upon conversion of an equal number of Convertible Common Shares, held by Holdings and Holdings
     Private. Assumes conversion of all Series A Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $12.89 per share.


                                       7

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Management, LLC
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [X]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             12,499 (1)
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
-------------------------------------------- ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER


-------------------------------------------- ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     12,499 (1)
-------------------------------------------- ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER


--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,874,680 (2)
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                           [X]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          14.6%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- -------------------------------------------------------------------------------------------------------------

(1) Includes 7,500 restricted Common Shares, and an options to purchase 4,999 Common Share exercisable within 60 days.

(2) Does not include Common Shares issuable upon exchange of 19,894 and 106 Series D Preferred Shares, held by Holdings and Holdings Private. See Items 5 and 6. Includes 2,456,943 Common Shares issuable upon conversion of 3,151 and 16 Series A Preferred Shares held by Fund II and Private Fund II, respectively, and 4,405,238 Common Shares issuable upon conversion of an equal number of Convertible Common Shares, held by Holdings and Holdings Private. Assumes conversion of all Series A Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $12.89 per share.

This Amendment No. 3 amends the Statement of Schedule 13D (the "Initial Statement on Schedule 13D") filed on June 27, 2003 by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") and Capital Z Management, LLC, a Delaware limited liability company ("Capital Z Management"), as amended by Amendment No 1., filed on December 29, 2004 and Amendment No. 2, filed on April 8, 2005 (as so amended, the "Initial Statement on Schedule 13D"). Capital Z Fund II, Capital Z Private Fund II, Capital Z Ltd., Capital Z L.P. ,Capital Z Management, CapZ PXRE Holdings, LLC ("Holdings") and CapZ PXRE Holdings Private, LLC are collectively referred to as the "Reporting Persons".

This Amendment No. 3 incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D.

Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Initial Statement on Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

           Item 2 of the Initial Statement on Schedule 13D is hereby amended by adding the following:

           Holdings and Holdings Private are each a Delaware limited liability company formed for the purpose of holding and acquiring an interest in Issuer.

           The principal business address of Reporting Person is 54 Thompson Street, New York, New York 10012.

           Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Fund II and Private Fund II agreed to purchase directly or through one or more of their affiliates, pursuant to that certain Share Purchase Agreement, dated as of September 29, 2005 (the "Share Purchase Agreement"), by and among the Company and the purchasers named therein, and subject to certain closing conditions contained therein, an aggregate of 20,000 shares of Series D Perpetual Non-Voting Preferred Shares, par value $1.00 per share, of the Company (the "Series D Preferred Shares") for an aggregate purchase price of $20,000,000. The following Reporting Persons purchased Series D Preferred Shares on October 7, 2005 in the following amounts:

----------------------- ------------------------------ -------------------------
                        Number of Series D Preferred          Aggregate
Reporting Person              Shares Purchased              Purchase Price
----------------------- ------------------------------ -------------------------
Holdings                           19,894                    $ 19,894,000
----------------------- ------------------------------ -------------------------
Holdings Private                     106                       $106,000
----------------------- ------------------------------ -------------------------

           None of the Reporting Persons intends to borrow any funds in connection with the purchase of the Series D Preferred Shares, which were funded from contributions by partners of the applicable Reporting Person.

ITEM 4.     PURPOSE OF TRANSACTION.

           The Reporting Persons consummated the transactions described herein in order to monetize a portion of their investment in the Company. The Reporting Persons intend to review continuously their position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Reporting Persons also intend to continue to have active participation in the management of the Company through representation on the Board of Directors.

           Except as set forth in this Item 4 (including the matters described in Item 6 in the Initial Statement on Schedule 13D which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.


ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

           (a) - (b)

           The information on the cover pages is incorporated herein by reference.

           Capital Z Management may be deemed to be part of a group together with Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. and therefore be deemed to beneficially own the shares beneficially owned by Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. but no Reporting Person affirms the existence of any such group. Such group would beneficially own 6,874,680 Common Shares, assuming conversion of all Preferred Shares (but without giving effect to the exchange of Series D Preferred Series to Common Shares) held by such group at a conversion price of $12.89, which would represent 14.6% of the total outstanding Common Shares.

           Capital Z Management disclaims any beneficial ownership of any shares owned or deemed to be beneficially owned by Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. Capital Z Fund II, Capital Z Private Fund II, Capital Z L.P. and Capital Z Ltd. each disclaim beneficial ownership of any shares owned by Capital Z Management.

           All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on the 30,047,955 Common Shares and 7,037,166 convertible common shares of the Company outstanding as of October 3, 2005 (as disclosed by the Company in its Prospectus Supplement dated October 3, 2005 as filed with the SEC on October 5, 2005, after giving effect to the offering of 7,690,000 Common Shares contemplated thereby (the "Common Shares Offering")), and assuming that only those Series A Preferred Shares with respect to the relevant Reporting Person, as the case may be, are converted into Common Shares. As the exchange of the Series D Preferred Shares are conditioned on approval of the shareholders of the Company, the Common Shares (or, as applicable, the convertible common shares of the Company) issuable upon the exchange of the Series D Preferred Shares are subject to a material contingency outside the control of the holders of the Series D Preferred Shares and are not considered to be beneficially owned and not included for purposes of the calculations made herein except as otherwise noted.

           Assuming the exchange of all outstanding Series D Preferred Shares (including those Series D Preferred Shares held by persons other than the Reporting Persons) on the date hereof, the aggregate number of Common Shares represented by this Statement on Schedule 13D would then represent approximately 10.7% of the outstanding Common Shares, assuming (a) conversion of all Series A Preferred Shares held by the Reporting Persons at a conversion price of $12.89 (such conversion price equal to the conversion price as of June 30, 2005 adjusted solely for the Common Shares Offering) and (b) exchange of all outstanding Series D Preferred Shares for Common Shares or Convertible Common Shares, as applicable, at an assumed Exchange Ratio (as herein defined) equal to a fraction, of which the numerator is 1,000 and the denominator is 11, and, as applicable, the conversion of Convertible Common Shares into Common Shares at a ratio of one to one.

           Pursuant to the terms of the Series A Preferred Shares as set forth in Section 7(d) of the Description of Stock for the Series A Preferred Shares, the conversion price of the Series A Preferred Shares was adjusted as of June 30, 2005 to $13.26. Giving effect solely to the Common Shares Offering, pursuant to the terms of the Series A Preferred Shares as set forth in Section 7(b) of the Description of Stock for the Series A Preferred Shares, the conversion price of the Series A Shares as of June 30, 2005 would be adjusted to $12.89.

           (c) On October 7, 2005, Capital Z Fund II transferred 4,381,397 Convertible Common Shares to Holdings in exchange for 100% of the membership interests of Holdings. On October 7, 2005, Capital Z Private Fund II transferred 23,341 Convertible Common Shares to Holdings Private in exchange for 100% of the membership interests of Holdings Private.

           Other than the transactions described above, the Reporting Persons have not effected any transactions in respect of the Common Shares or the Preferred Shares within the past 60 days.

           (d) None.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 is hereby amended and supplemented by the addition of the following:

           Upon the terms and conditions set forth in the Share Purchase Agreement and the Description of Stock for the Series D Preferred Stock (attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference), Holdings and Holdings Private have each purchased Series D Preferred Shares relating to this Statement on Schedule 13D.

SHARE PURCHASE AGREEMENT

The following description of the Share Purchase Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement (which is attached as Exhibit 1 hereto and incorporated by reference).

Pursuant to the Share Purchase Agreement, the Company agreed to sell to the purchasers named therein (the "Purchasers"), and the Purchasers agreed to purchase from the Company, a total of 375,000 Series D Preferred Shares for a price of $1,000 per share and an aggregate purchase price of $375,000,000, including the purchase 18,894 and 106 Series D Preferred Shares by Holdings and Holdings Private, respectively, for an aggregate purchase price of $20,000,000.

The sale and purchase of the Series D Preferred Shares (the "Closing") was consummated on October 7, 2005.

Under the terms of the Share Purchase Agreement, the Company is obligated to seek and obtain appropriate shareholder approval by the holders of the Company's Common Shares, at a meeting of its shareholders, including approval of (i) the authorization of an additional 300,000,000 Common Shares and (ii) the exchange of the Series D Preferred Shares into Common Shares (such approvals, the "Required Shareholder Approval"). Pursuant to the Share Purchase Agreement, the Board of Directors of the Company shall recommend such approval, and the Company shall solicit such approval.


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
DESCRIPTION OF SERIES D STOCK

The following description of the Description of Stock (the "Description of Series D Stock") is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Description of Series D Stock (which is attached as Exhibit 2 hereto and incorporated by reference).

The Series D Preferred Shares shall, with respect to dividend rights and rights upon a Liquidation Event (as defined below), rank senior to the Common Shares and all other classes or series of capital or preferred stock already established or that may be established by the Board of Directors of the Company, other than (i) the Series A Convertible Voting Preferred Shares, par value $1.00 per share, of the Company (including shares allocated as sub-series A1 Preferred Shares and A2 Preferred Shares), the Series B Preferred Shares (including shares allocated as sub-series B1 Preferred Shares and B2 Preferred Shares) and the Series C Convertible Voting Preferred Shares, par value $1.00 per share, of the Company (including shares allocated as sub-series C1 Preferred Shares and C2 Preferred Shares) (the "Series C Preferred Shares") and (ii) certain trust preferred securities guaranteed by the Company, which are senior to the Series D Preferred Shares. The Series D Preferred Shares shall rank pari passu with each other.

With the exception of certain approval rights, the Series D Preferred Shares have no right to vote on any matter submitted to shareholders of the Company at an annual or general meeting of the shareholders of the Company. A majority vote of the Series D Preferred Shares is required to approve certain actions of the Company, including: (i) any creation or sale of capital shares of the Company which, as to the payment of dividends or Liquidation Preference (as defined below), are senior to or pari passu with the Series D Preferred Shares; (ii) any alteration of the terms, rights, powers or preferences of the Series D Preferred Shares; (iii) any reclassification of capital shares of the Company which, as to the payment of dividends or Liquidation Preference (as defined below), are senior to or pari passu with the Series D Preferred Shares; (iv) any amendment to the Memorandum of Association or Bye-Laws of the Company which would have an adverse effect on the rights, preferences or privileges of the holders of the Series D Preferred Shares or the Common Shares; (v) any further changes to the authorized number of, or further issuances of, Series D Preferred Shares; (vi) any amalgamation, merger or sale of the Company unless the aggregate purchase price paid to the holders of the Series D Preferred Share equals the greater of
(A) the aggregate Liquidation Preference and (B) the product of (x) the aggregate purchase price paid to the holders of the Common Shares and (y) the Dividend Allocation Ratio (as defined below); (vii) any sale or transfer of 25% or more of the Company's assets; (viii) any acquisition by the Company involving aggregate consideration in excess of $100,000,000; (ix) the voluntary delisting of the Common Shares or the Series D Preferred Shares from the New York Stock Exchange or other nationally recognized securities exchange, as applicable; (x) the effect or attempt to effect a voluntary liquidation, dissolution or winding up of the Company; and (xi) any expansion by the Company into lines of business other than continuing lines of business in which the Company is currently involved.

The holders of the Series D Preferred Shares shall be entitled to receive dividends simultaneously with any dividends or distributions received by the holders of the Common Shares (any such payment, a "Capital Distribution") in an amount equal to the Capital Distribution multiplied by a certain ratio (the "Dividend Allocation Ratio"). The Dividend Allocation Ratio is determined as of any date as the quotient of: (i) the aggregate Liquidation Preference of the Series D Preferred Shares; divided by (ii) the difference of (a) aggregate shareholder's equity of the Company minus (b) the aggregate Liquidation Preference of the Series D Preferred Shares. If the exchange of the Series D Preferred Shares into Common Shares or convertible common shares of the Company has not been approved by the shareholders of the Company by April 1, 2006, the holders of the Series D Preferred Shares shall be entitled to receive, retroactively to the date of issuance, additional dividends (the "PIK Dividends") at a rate of 15% per annum, increasing to a rate of 17% per annum on April 1, 2007 and further increasing to a rate of 19% per annum on April 1, 2008. Such PIK Dividends shall be paid on a quarterly basis payable in additional shares of Series D Preferred Shares.


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
The Series D Preferred Shares shall be mandatorily exchanged immediately upon the Required Shareholder Approval, into Common Shares at an exchange ratio (the "Exchange Ratio"). However, if a holder of Series D Preferred Shares or an affiliate thereof is also a holder of Series B Preferred Shares, Class B Convertible Common Shares, Series C Preferred Shares or Class C Convertible Common Shares, such holder's shares of Series D Preferred Shares shall be mandatorily exchanged into Class B Convertible Common Shares or Class C Convertible Common Shares, as the case may be. The Exchange Ratio is a fraction of which the numerator is 1,000 and the denominator is 11, and such ratio shall be adjusted for events such as stock splits or stock dividends with respect to the Common Shares.

If the Series D Preferred Shares shall have not been exchanged for Common Shares or convertible common shares of the Company, as applicable, prior to December 31, 2006, the Company shall use its reasonable best efforts, subject to certain conditions, in each calendar year beginning in 2007, to issue and sell in a public offering a number of Common Shares sufficient to produce net proceeds in an amount equal to at least $100,000,000 and shall make an offer, on a pro rata basis, to repurchase Series D Preferred Shares having up to $100,000,000 in aggregate Liquidation Preference.

In the event of any liquidation, dissolution or winding-up of the Company (each a "Liquidation Event"), the holders of the Series D Preferred Shares shall be entitled to receive for each outstanding Series D Preferred Share, in preference to the holders of any junior security, an amount equal to $1,000 subject to certain adjustments (the "Liquidation Preference").

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

           1. Share Purchase Agreement, dated September 29, 2005, by and among PXRE Group Ltd. and the purchasers named therein (incorporated by reference to the Share Purchase Agreement filed with the SEC as Exhibit 4.1 to the PXRE Group Ltd.'s Current Report on Form 8-K filed on September 29, 2005).

           2. Description of Series D Stock.

           3. Series D Perpetual Preferred Shares Registration Rights Agreement, dated as of October 7, 2005, by and among PXRE Group Ltd. and the holders of preferred shares named therein.

           4. Joint Filing Agreement, dated October 17, 2005.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  October 17, 2005.

                      CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                      By: Capital Z Partners, Ltd., it ultimate general partner


                      By:   /s/ Craig Fisher
                           -----------------------------------------------------
                            Craig Fisher
                            General Counsel

                      CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
                      By: Capital Z Partners, Ltd., it ultimate general partner


                      By:   /s/ Craig Fisher
                           -----------------------------------------------------
                            Craig Fisher
                            General Counsel

                      CAPITAL Z PARTNERS, L.P.
                      By: Capital Z Partners, Ltd., it ultimate general partner


                      By:   /s/ Craig Fisher
                           -----------------------------------------------------
                            Craig Fisher
                            General Counsel


                      CAPITAL Z PARTNERS, LTD.
                      By: Capital Z Partners, Ltd., it ultimate general partner


                      By:   /s/ Craig Fisher
                           -----------------------------------------------------
                            Craig Fisher
                            General Counsel

                      CAPITAL Z MANAGEMENT, LLC.


                      By:   /s/ Craig Fisher
                           -----------------------------------------------------
                            Craig Fisher
                            General Counsel

                      CAPZ PXRE HOLDINGS, LLC

                      By: CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                      By: Capital Z Partners, Ltd., it ultimate general partner

                      By:   /s/ Craig Fisher
                           -----------------------------------------------------
                            Craig Fisher
                            General Counsel

                      CAPZ PXRE HOLDINGS PRIVATE, LLC

                      By: CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

                      By: Capital Z Partners, Ltd., it ultimate general partner

                      By:   /s/ Craig Fisher
                           -----------------------------------------------------
                            Craig Fisher
                            General Counsel



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